SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 40)
______________
TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))
______________
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
(Name of Filing Person (Offeror))
a subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)
______________
Mr. Harin P. Mehta
Director
Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary
+36-42-521-005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter D. Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Clifford M. J. Felig Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel (972) 3-610-3100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$194,554,682.50	$7,646.00
*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $7.75, the per share tender offer price, by 25,103,830 shares.
**	Calculated as 0.00393% of the transaction value.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $7,800.00	Filing Party: Alkaloida Chemical Company Exclusive Group Ltd.
	Form or Registration No.: Schedule TO	Date Filed: June 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 40 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 30, 2008, as amended by Amendment No. 1 through Amendment No. 39 (as so amended, the “Schedule TO”) by Alkaloida Chemical Company Exclusive Group Ltd. (“Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), an Indian company.  This Schedule TO relates to the offer by Purchaser to purchase all outstanding Ordinary Shares, nominal (par) value NIS 0.0001 per share, of Taro Pharmaceutical Industries Ltd. (the “Company”), an Israeli corporation, at a purchase price of $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 and in the related Letter of Transmittal.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11.	Additional Information.

Item 11 of Schedule TO is hereby amended and supplemented as follows:

Section 15 of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals” is hereby amended and supplemented as follows:

The following paragraphs are hereby added after the last paragraph of Section 15(IV) entitled “Relevant Litigation”:

“On July 27, 2010, Sun Pharma and Purchaser filed an originating motion in the Haifa District Court seeking an order declaring that the engagement between the Company and Guggenheim Securities, LLC (“Guggenheim”) in an agreement for the purpose of finding a buyer for the shares held by Sun Pharma and Purchaser (the “Guggenheim Agreement”) is an extraordinary transaction of the Company in which the controlling shareholder of the Company, Dr. Barrie Levitt, has a personal interest, which extraordinary transaction could only be passed in accordance with the conditions set out in sections 270(4) and 275 of the Companies Law of Israel, 5759-1999.  The originating motion also seeks the production of the Guggenheim Agreement and other related documents.

On July 27, 2010, the Company and Taro USA filed a motion with the United States District Court for the Southern District of New York seeking to file an amended complaint to correct the jurisdictional defects in their claims against Sun and Purchaser alleging breach of contract, misappropriation and misuse of trade secrets, unfair competition, tortious interference, fraud and unjust enrichment and requesting that the Court enter a final judgment dismissing their claims alleging inadequate disclosure in Purchaser’s Schedule TO. Sun and Purchaser continue to believe that the Company’s allegations are without merit and intend to vigorously contest them.”

1

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2010
ALKALOIDA CHEMICAL COMPANY
EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
Name: Mr. Harin Mehta
Title: Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2010

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Sudhir V. Valia
Name: Mr. Sudhir V. Valia
Title: Director